NEWS RELEASE

New York - AG	August 13, 2018
Toronto – FR
Frankfurt – FMV

First Majestic Reports Second Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the second quarter ended June 30, 2018. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

SECOND QUARTER 2018 HIGHLIGHTS

•	Record silver equivalent production of 5.1 million ounces, a 32% increase compared to Q1 2018

•	Silver production of 2.8 million ounces, a 27% increase compared to Q1 2018

•	Revenues of $79.7 million, a 36% increase compared to Q1 2018

•	Mine operating earnings of ($2.3) million

•	Cash flow per share was $0.08 per share (non-GAAP)

•	Cash costs were $7.59 per payable silver ounce (net of by-product credits), a 3% decrease compared to Q1 2018

•	All-in sustaining costs (“AISC”) were $16.43 per payable silver ounce, a 3% increase compared to Q1 2018

•	Realized average silver price of $16.74 per ounce, relatively consistent with the prior quarter

•	Recorded an impairment charge due to placing the La Guitarra mine on care and maintenance of $31.7 million, or $20.5 million net of tax

•	Adjusted net loss of $11.8 million (adjusted loss per share of $0.07)

•	Invested $26.6 million on capital expenditures

•	Ended the quarter with $109.2 million in cash and cash equivalents

“During the 52 days since being acquired, San Dimas made an immediate impact to our production profile and bottom line by producing 808,923 ounces of silver plus 11,348 ounces of gold and generated mine operating earnings of $5.1 million,” stated Keith Neumeyer, President and CEO of First Majestic. “Additionally, the AISC at San Dimas came in at $5.41 per ounce, making it our lowest cost and largest producing mine. Silver grades at La Encantada and Del Toro saw significant improvements at the end of the second quarter and continue to date. As a result, total production for the month of July reached a new monthly record of 2.2 million silver equivalent ounces. This production trend is expected to continue throughout the remaining quarters of 2018 and into the first half of 2019 following the installation of microbubble columns at La Parrilla and Del Toro and the installation of high intensity grinding mills at Santa Elena and San Dimas.”

Mr. Neumeyer continued, “Looking ahead to the second half of 2018, we expect higher operating margins along with a significant reduction in our consolidated AISC to between $13.28 to $14.84 per ounce, primarily due to higher production rates from the start-up of the 2,000 tpd roaster at La Encantada, higher silver grades at La Encantada and Del Toro, increased production at San Dimas and the decision to place La Guitarra on care and maintenance.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2018-Q2	2018-Q1	Change Q2 vs Q1	2017-Q2	Change Q2 vs Q2	2018-YTD
Operational
Ore Processed / Tonnes Milled	851,349	809,775	5%	691,833	23%	1,661,124
Silver Ounces Produced	2,756,263	2,167,030	27%	2,287,188	21%	4,923,292
Silver Equivalent Ounces Produced	5,137,318	3,879,678	32%	3,888,944	32%	9,016,996
Cash Costs per Ounce (1)	$7.59	$7.83	(3%)	$7.01	8%	$7.70
All-in Sustaining Cost per Ounce (1)	$16.43	$16.01	3%	$14.17	16%	$16.25
Total Production Cost per Tonne (1)	$61.04	$46.88	30%	$51.53	18%	$54.14
Average Realized Silver Price per Ounce (1)	$16.74	$16.76	0%	$17.17	(3%)	$16.75

Financial (in $millions)
Revenues	$79.7	$58.6	36%	$60.1	33%	$138.3
Mine Operating (Loss) Earnings	($2.3)	($0.4)	(445%)	$1.4	(264%)	($2.7)
Net (Loss) Earnings	($40.0)	($5.6)	(616%)	$1.4	(2,935%)	($45.6)
Operating Cash Flows before Working Capital and Taxes	$14.2	$15.6	(9%)	$18.0	(21%)	$29.9
Cash and Cash Equivalents	$109.2	$249.2	(56%)	$126.9	(14%)	$109.2
Working Capital (1)	$141.4	$235.6	(40%)	$130.9	8%	$141.4

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.22)	($0.03)	(555%)	$0.01	(2,685%)	($0.26)
Adjusted EPS (1)	($0.07)	($0.06)	(8%)	($0.02)	(197%)	($0.13)
Cash Flow per Share (1)	$0.08	$0.09	(17%)	$0.11	(28%)	$0.17

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

SAN DIMAS ACQUISITION COMPLETED

On May 10, 2018, the Company completed its acquisition of all of the issued and outstanding common shares of Primero Mining Corp. for a total consideration of $187.0 million in common shares of First Majestic. With the acquisition, First Majestic is integrating a large, world-class, silver and gold mine into its portfolio of operating mines. The San Dimas Silver/Gold Mine, becoming First Majestic's seventh mine in Mexico, will result in significant growth in the Company’s production profile with an estimated doubling of silver equivalent ounces produced.

In connection with the plan of arrangement, the Company restructured the pre-existing silver purchase agreement with Wheaton Precious Metals Corp. ("WPM"). Pursuant to the new stream agreement, WPM will be entitled to receive 25% of the gold equivalent production for ongoing payments equal to the lesser of $600 per ounce (subject to a 1% annual inflation adjustment) and the prevailing market price. The New Stream Agreement provides for a number of value creation opportunities with alignment between silver and gold production and increased post-stream cash flow at San Dimas.

During the quarter, First Majestic also entered into an amended $75.0 million senior secured revolving credit facility, which will mature on its third anniversary date in May 2021 and interest will accrue at LIBOR plus an applicable range which is dependent on certain financial parameters of First Majestic. Proceeds from the credit facility were used to repay First Majestic's pre-existing debt facilities as well as the $30.2 million revolving credit facility assumed from the Primero acquisition.

FINANCIAL REVIEW

The Company realized an average silver price of $16.74 per ounce during the second quarter of 2018, representing a 3% decrease compared with the second quarter of 2017 and relatively consistent compared to $16.76 in the prior quarter.

Revenues generated in the second quarter totaled $79.7 million in the quarter, an increase of 33% compared to $60.1 million in the second quarter of 2017 primarily due to a 43% increase in silver equivalent ounces sold, partially offset by a 3% decrease in average realized silver price compared to the same quarter of the prior year.

The Company reported a mine operating loss of $2.3 million compared to mine operating earnings of $1.4 million in the second quarter of 2017. Despite the addition of San Dimas, which contributed $5.1 million in mine operating earnings during its 52 days of operations under First Majestic management, consolidated mine operating earnings underperformed the previous year due to a decline in production from the Del Toro and La Encantada mines.

Cash flow from operations before movements in working capital and income taxes in the quarter was $14.2 million ($0.08 per share) compared to $18.0 million ($0.11 per share) in the second quarter of 2017. Cash flows are expected to increase in the second half of 2018 with the start-up of the 2,000 tpd roasting circuit and increased mine production from the high-grade San Javier and La Prieta breccias at the La Encantada mine.

Due to the decision to place the La Guitarra mine on care and maintenance, the Company was required under International Financial Reporting Standards to take a one-time, non-cash write-down of $31.7 million ($20.5 million net of tax) resulting in a net loss of $40.0 million (loss per share of $0.22) compared to net earnings of $1.4 million (EPS of $0.01) in the second quarter of 2017. Other one-time expenses during the quarter were related to acquisition costs of Primero and financing costs associated with convertible debentures issued in the first quarter of 2018.

The Company maintains a healthy treasury with $109.2 million in cash and cash equivalents at the end of the quarter, a decrease of $8.9 million compared to $118.1 million at December 31, 2017. During the quarter, the Company used $135.0 million of its treasury towards the repayment of debt and other costs associated with the Primero acquisition.

OPERATIONAL HIGHLIGHTS
The table below represents the quarterly operating and cost parameters at each of the Company’s seven producing mines.

Second Quarter Production Summary	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	85,765	228,054	237,862	123,642	65,879	74,431	35,715	851,349
Silver Ounces Produced	808,923	535,015	325,603	360,862	167,591	419,815	138,454	2,756,263
Silver Equivalent Ounces Produced	1,698,382	1,407,880	327,458	605,826	323,714	524,843	249,214	5,137,318
Cash Costs per Ounce	$0.24	$1.39	$23.05	$10.42	$18.01	$9.68	$12.89	$7.59
All-in Sustaining Cost per Ounce	$5.41	$6.60	$30.81	$16.39	$32.08	$12.49	$18.11	$16.43
Total Production Cost per Tonne	$148.91	$55.97	$31.09	$49.10	$69.23	$72.77	$83.68	$61.04

Total quarterly production increased 32%, compared to the prior quarter, to a new record of 5,137,318 silver equivalent ounces. Total production consisted of 2,756,263 ounces of silver, 25,449 ounces of gold, 3,949,410 pounds of lead and 1,382,760 pounds of zinc. The increase in production was primarily due to the addition of the San Dimas mine, which contributed 52 days of production during the quarter, producing 808,923 ounces of silver and 11,348 ounces of gold, or 1,698,382 silver equivalent ounces. The increase in production was partially offset by decreases of 28% and 26% in silver equivalents production at La Encantada and Del Toro, respectively.

COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce for the quarter was $7.59 per payable ounce of silver, representing a 3% decrease from the first quarter of 2018. Cash cost per ounce was lower than the previous quarter primarily due to the addition of San Dimas, which was producing at a cash cost of $0.24 per ounce, offset by higher cash cost per ounce incurred at La Encantada and Del Toro due to declines in production. The Company expects cash costs to improve to between $6.63 to $7.54 per ounce in the second half of 2018 primarily due to higher silver grades at La Encantada and Del Toro, the start-up of the 2,000 tpd roaster at La Encantada in the third quarter, higher production from San Dimas and the placement of La Guitarra on care and maintenance as of August 3, 2018.

AISC in the second quarter was $16.43, representing a 3% increase compared to the previous quarter, primarily attributed to higher general and administrative expenses and sustaining capital expenditures pursuant to the acquisition of Primero and the integration of San Dimas into the Company's portfolio. AISC per ounce was also higher due to lower production from La Encantada and Del Toro. AISC are expected to decrease in the second half of 2018 to between $13.28 to $14.84 per ounce due to the expected operational improvements at La Encantada, Del Toro, and San Dimas.

Total capital expenditures in the second quarter were $26.6 million, primarily consisting of $4.0 million at San Dimas, $4.4 million at Santa Elena, $4.9 million at La Encantada, $3.3 million at La Parrilla, $3.2 million at Del Toro, $2.2 million at San Martin and $2.2 million at La Guitarra, representing a 32% increase compared to the prior quarter primarily due to the addition of the San Dimas mine. During the quarter, the Company invested $10.5 million on underground development, $6.3 million on exploration, $7.2 million on property, plant and equipment and $2.6 million on corporate projects.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Guitarra Silver Mine (currently on care and maintenance). Production from these seven mines is projected to be between 12.0 to 13.2 million ounces of pure silver or 20.5 to 22.6 million ounces of silver equivalents in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.